Exhibit 99.1

Futu Announces Second Quarter 2022 Unaudited Financial Results

HONG KONG, August 30, 2022 (GLOBE NEWSWIRE) -- Futu Holdings Limited (“Futu” or the “Company”) (Nasdaq: FUTU), a leading tech-driven online brokerage and wealth management platform, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Operational Highlights

•	Total number of paying clients[1] increased 38.6% year-over-year to 1,387,146 as of June 30, 2022.

•	Total number of registered clients[2] increased 30.5% year-over-year to 3,021,790 as of June 30, 2022.

•	Total number of users[3] increased 20.0% year-over-year to 18.6 million as of June 30, 2022.

•	Total client assets declined 13.8% year-over-year to HK$433.6 billion as of June 30, 2022.

•	Daily average client assets were HK$380.6 billion in the second quarter of 2022, a decrease of 19.1% from the same period in 2021.

•	Total trading volume in the second quarter of 2022 increased 2.4% year-over-year to HK$1.3 trillion, in which trading volume for U.S. stocks was HK$897.1 billion, trading volume for Hong Kong stocks was HK$423.6 billion, and trading volume for stocks under the Stock Connect was HK$23.3 billion.

•	Daily average revenue trades (DARTs)[4] in the second quarter of 2022 increased 6.1% year-over-year to 574,186.

•	Margin financing and securities lending balance declined 12.4% year-over-year to HK$28.9 billion as of June 30, 2022.

Second Quarter 2022 Financial Highlights

•	Total revenues increased 10.8% year-over-year to HK$1,746.7 million (US$222.6 million).

•	Total gross profit increased 18.6% year-over-year to HK$1,538.8 million (US$196.1 million).

•	Net income increased 20.2% year-over-year to HK$641.7 million (US$81.8 million).

•	Non-GAAP adjusted net income[5] increased 25.1% year-over-year to HK$688.5 million (US$87.7 million).

Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, said, “In the second quarter, we added over 60 thousand paying clients, bringing our first half paying clients’ growth to 143 thousand. Organic growth again contributed over 50% of new paying clients. Weak equities market performance dragged client growth across all markets except for Hong Kong, where we launched targeted marketing campaigns around the green bond issuance in May and attracted a meaningful number of allocation-driven clients. Our quarterly client retention rate remained above 98% despite sharp market correction.”

“Total client assets increased by 12.3% quarter-over-quarter to HK$433.6 billion, mostly attributable to the rebound of China technology names in June and robust net asset inflow across regions. The average asset balance of our newly acquired paying clients in Singapore exceeded SG$10 thousand within three months as we continued to prioritize client quality. Margin financing and securities lending balance increased 13.4% sequentially, as sentiments improved around technology stocks.”

1 The number of paying clients refers to the number of clients with assets in their trading accounts with Futu.

2 The number of registered clients refers to the number of users who open one or more trading accounts with Futu.

3 The number of users refers to the number of user accounts registered with Futu.

4 The number of Daily Average Revenue Trades (DARTs) refers to the number of average trades per day that generate commissions or fees.

5 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses.

“Total trading volume was HK$1.3 trillion, up 1.5% sequentially. U.S. and Hong Kong stock trading volumes were HK$897.1 billion and HK$423.6 billion, respectively, up 5.8% and down 5.4% quarter-over-quarter. The sequential uptick of U.S stock trading was mostly driven by higher turnover of leveraged and inverse ETFs amid heightened market volatility.”

“In the first half of this year, we continued to focus relentlessly on user experience by releasing 99 versions of our mobile app and desktop clients and adding 3,989 new features. In the second quarter, we launched multi-leg options for Hong Kong stocks, enabling our users to formulate advanced options trading strategies to better manage risk and achieve investment targets. We believe this function will attract more sophisticated options traders to our platform. We also rolled out regular savings plan for Hong Kong stocks, which helps our users make disciplined investments amid market fluctuation.”

“Total client assets in wealth management were HK$21.9 billion, up 58.8% year-over-year and 4.8% quarter-over-quarter. As of quarter end, over 200 thousand clients, 14.6% of our total paying clients, held wealth management products. In Singapore, wealth management asset balance increased 377.4% quarter-over-quarter as we further expanded mutual fund offerings.”

“We had 276 IPO and IR clients as well as 519 ESOP clients as of quarter end, up 48.4% and 97.3% year-over-year.”

Mr. Arthur Yu Chen, Futu’s Chief Financial Officer, added, “As of June 30th, we repurchased an aggregate of 6.5 million ADSs with approximately US$200 million total repurchased amount in open market transactions. This constituted about 40% of the maximum purchase amount of US$500 million approved under our share repurchase program previously announced on March 11th, 2022.”

Second Quarter 2022 Financial Results

Revenues

Total revenues were HK$1,746.7 million (US$222.6 million), an increase of 10.8% from HK$1,576.9 million in the second quarter of 2021.

Brokerage commission and handling charge income was HK$1,033.8 million (US$131.7 million), an increase of 29.6% from the second quarter of 2021. This was mainly driven by the increase in blended commission rate from 6.1bps to 7.7bps.

Interest income was HK$620.4 million (US$79.1 million), an increase of 1.7% from the second quarter of 2021. Higher interest income from bank deposits and securities lending was largely offset by lower margin financing income and IPO financing interest income.

Other income was HK$92.5 million (US$11.8 million), a decrease of 45.2% from the second quarter of 2021. The decrease was primarily attributable to lower IPO financing service charge income and underwriting fee income.

Costs

Total costs were HK$207.9 million (US$26.5 million), a decrease of 25.4% from HK$278.8 million in the second quarter of 2021.

Brokerage commission and handling charge expenses were HK$87.2 million (US$11.1 million), a decrease of 39.9% from the second quarter of 2021. Despite a year-over-year increase in brokerage commission income, brokerage commission expenses declined due to cost savings from our U.S. self-clearing business and an upgraded service package with our U.S. clearing house.

Interest expenses were HK$26.6 million (US$3.4 million), a decrease of 66.5% from the second quarter of 2021. This was due to lower margin financing and IPO financing interest expenses, as well as lower interest expenses associated with our securities borrowing and lending business.

Processing and servicing costs were HK$94.1 million (US$12.0 million), an increase of 73.6% from the second quarter of 2021. The increase was primarily due to higher cloud service fees to support overseas market expansion and process a higher number of concurrent trades.

Gross Profit

Total gross profit was HK$1,538.8 million (US$196.1 million), an increase of 18.6% from HK$1,298.0 million in the second quarter of 2021. Gross margin was 88.1%, as compared to 82.3% in the second quarter of 2021.

Operating Expenses

Total operating expenses were HK$721.6 million (US$92.0 million), an increase of 11.5% from HK$647.4 million in the second quarter of 2021.

Research and development expenses were HK$291.7 million (US$37.2 million), an increase of 68.2% from the second quarter of 2021. This was primarily due to the increase in research and development headcount to build U.S. clearing capabilities and support new product offerings.

Selling and marketing expenses were HK$219.1 million (US$27.9 million), a decrease of 41.9% from HK$377.4 million in the second quarter of 2021. The decrease was mainly due to lower overall marketing spending amid weak market sentiments.

General and administrative expenses were HK$210.8 million (US$26.9 million), an increase of 118.4% from the second quarter of 2021. The increase was primarily due to an increase in general and administrative personnel.

Net Income

Net income increased by 20.2% to HK$641.7 million (US$81.8 million) from HK$533.9 million in the second quarter of 2021. Net income margin for the second quarter of 2022 expanded to 36.7% from 33.9% in the year-ago quarter.

Non-GAAP adjusted net income increased by 25.1% to HK$688.5 million (US$87.7 million) from the second quarter of 2021. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$4.50 (US$0.57), compared with HK$3.54 in the second quarter of 2021. Diluted net income per ADS was HK$4.46 (US$0.57), compared with HK$3.47 in the second quarter of 2021. Each ADS represents eight Class A ordinary shares.

Conference Call and Webcast

Futu's management will hold an earnings conference call on Tuesday, August 30, 2022, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time).

Please note that all participants will need to pre-register for the conference call, using the link https://register.vevent.com/register/BIf8e184b53cc549a3be3f648b2a077076.

It will automatically lead to the registration page of "Futu Holdings Ltd Second Quarter 2022 Earnings Conference Call", where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering a fully digitalized brokerage and wealth management platform. The Company primarily serves the emerging affluent population, pursuing a massive opportunity to facilitate a once-in-a-generation shift in the wealth management industry and build a digital gateway into broader financial services. The Company provides investing services through its proprietary digital platforms, Futubull and moomoo, each a highly integrated application accessible through any mobile device, tablet or desktop. The Company's primary fee-generating services include trade execution – which allows its clients to trade securities, such as stocks, ETFs, warrants, options and futures across different markets – as well as margin financing and securities lending. Futu has also embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of Non-GAAP and GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars (“HK$”) amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.8472 to US$1.00, the noon buying rate in effect on June 30, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from the management team of the Company, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu's goal and strategies; Futu's expansion plans; Futu's future business development, financial condition and results of operations; Futu's expectations regarding demand for, and market acceptance of, its credit products; Futu's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31	As of June 30
	2021	2022	2022
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	4,555,096	6,300,400	802,885
Cash held on behalf of clients	54,734,351	63,262,436	8,061,785
Restricted cash	2,065	1,971	251
Term deposit	-	5,750	733
Short-term investments	1,169,741	17,501	2,230
Securities purchased under agreements to resell	106,203	-	-
Loans and advances (net of allowance of HK$12,258 thousand and HK$20,142 thousand as of December 31, 2020 and June 30, 2021, respectively)	29,587,306	28,829,926	3,673,912
Receivables:
Clients	469,577	1,438,510	183,315
Brokers	7,893,927	6,125,217	780,561
Clearing organizations	1,961,121	1,915,872	244,147
Fund management companies and fund distributors	72,340	120,537	15,361
Interest	50,829	89,458	11,400
Prepaid assets	18,306	19,711	2,512
Other current assets	81,594	108,740	13,857
Total current assets	100,702,456	108,236,029	13,792,949

Operating lease right-of-use assets	243,859	212,529	27,083
Long-term investments	23,394	249,588	31,806
Other non-current assets	568,805	1,060,134	135,098
Total non-current assets	836,058	1,522,251	193,987
Total assets	101,538,514	109,758,280	13,986,936

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31	As of June 30
	2021	2022	2022
	HK$	HK$	US$
LIABILITIES
Financial liabilities at fair value through profit or loss	-	6,134	782
Amounts due to related parties	87,459	64,439	8,212
Payables:
Clients	59,127,439	67,951,394	8,659,317
Brokers	7,599,233	14,365,158	1,830,609
Clearing organizations	393,782	1,359,746	173,278
Fund management companies and fund distributors	56,690	49,545	6,314
Interest	15,359	10,334	1,317
Borrowings	6,357,405	4,353,919	554,837
Securities sold under agreements to repurchase	4,467,861	-	-
Lease liabilities - current	96,860	104,121	13,269
Accrued expenses and other current liabilities	2,176,213	1,800,952	229,502
Total current liabilities	80,378,301	90,065,742	11,477,437

Lease liabilities - non-current	163,719	123,624	15,754
Other non-current liabilities	10,935	16,094	2,051
Total non-current liabilities	174,654	139,718	17,805
Total liabilities	80,552,955	90,205,460	11,495,242

SHAREHOLDERS’ EQUITY
Class A ordinary shares	58	58	7
Class B ordinary shares	38	38	5
Additional paid-in capital	17,935,752	18,039,055	2,298,789
Treasury Stock	(1,178,755)	(3,909,782)	(498,239)
Accumulated other comprehensive income	75,994	57,454	7,322
Retained earnings	4,152,472	5,365,997	683,810
Total shareholders' equity	20,985,559	19,552,820	2,491,694
Total liabilities and shareholders' equity	101,538,514	109,758,280	13,986,936

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2021	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	HK$	HK$	US$	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	797,738	1,033,780	131,739	2,122,679	2,001,246	255,027
Interest income	610,335	620,439	79,065	1,268,940	1,195,661	152,368
Other income	168,785	92,505	11,788	389,842	190,821	24,317
Total revenues	1,576,858	1,746,724	222,592	3,781,461	3,387,728	431,712
Costs
Brokerage commission and handling charge expenses	(145,165)	(87,232)	(11,116)	(359,002)	(183,221)	(23,349)
Interest expenses	(79,500)	(26,602)	(3,390)	(246,967)	(65,827)	(8,389)
Processing and servicing costs	(54,166)	(94,058)	(11,986)	(116,024)	(186,799)	(23,805)
Total costs	(278,831)	(207,892)	(26,492)	(721,993)	(435,847)	(55,543)
Total gross profit	1,298,027	1,538,832	196,100	3,059,468	2,951,881	376,169

Operating expenses
Research and development expenses	(173,405)	(291,725)	(37,176)	(310,787)	(574,174)	(73,169)
Selling and marketing expenses	(377,426)	(219,090)	(27,920)	(652,036)	(507,235)	(64,639)
General and administrative expenses	(96,535)	(210,790)	(26,862)	(174,365)	(388,532)	(49,512)
Total operating expenses	(647,366)	(721,605)	(91,958)	(1,137,188)	(1,469,941)	(187,320)

Others, net	(25,874)	(95,494)	(12,169)	(19,593)	(115,819)	(14,759)

Income before income tax expense and share of loss from equity method investment	624,787	721,733	91,973	1,902,687	1,366,121	174,090

Income tax expense	(90,896)	(70,650)	(9,003)	(206,497)	(143,198)	(18,248)
Share of loss from equity method investment	-	(9,398)	(1,198)	-	(9,398)	(1,198)

Net income	533,891	641,685	81,772	1,696,190	1,213,525	154,644

Net income attributable to ordinary shareholders of the Company	533,891	641,685	81,772	1,696,190	1,213,525	154,644

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2021	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	HK$	HK$	US$	HK$	HK$	US$
Net income per share attributable to ordinary shareholders of the Company
Basic	0.44	0.56	0.07	1.45	1.05	0.13
Diluted	0.43	0.56	0.07	1.42	1.04	0.13

Net income per ADS
Basic	3.54	4.50	0.57	11.56	8.38	1.07
Diluted	3.47	4.46	0.57	11.36	8.30	1.06

Weighted average number of ordinary shares used in computing net income per share
Basic	1,208,284,930	1,139,418,888	1,139,418,888	1,173,661,489	1,158,972,163	1,158,972,163
Diluted	1,228,898,637	1,149,398,944	1,149,398,944	1,194,580,873	1,169,572,515	1,169,572,515

Net income	533,891	641,685	81,772	1,696,190	1,213,525	154,644
Other comprehensive income, net of tax
Foreign currency translation adjustment	9,446	(62,829)	(8,007)	2,954	(18,540)	(2,363)
Total comprehensive income	543,337	578,856	73,765	1,699,144	1,194,985	152,281

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2021	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	HK$	HK$	US$	HK$	HK$	US$
Net income	533,891	641,685	81,772	1,696,190	1,213,525	154,644
Add: Share-based compensation expenses	16,543	46,863	5,972	33,416	97,251	12,393
Adjusted net income	550,434	688,548	87,744	1,729,606	1,310,776	167,037

Non-GAAP to GAAP reconciling items have no income tax effect.